10026643

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67619

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WINTER ADVISORS, INC.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
24511 SUMMERHILL AVE.
(No. and Street)

LOS ALTOS, (City) CALIFORNIA (State) 94024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
ELIZABETH COLLINS (415) 492-8975
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report.*
ROBERT R. REDWITZ & CO., *An Accounting and Consulting Corporation*
(Name ☐ if individual, state last, first middle name)

1 ALMADEN BLVD., SUITE 950 (Address) SAN JOSE (City) CALIFORNIA (State) 95113 (Zip Code)

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control *number*

OATH OR AFFIRMATION

I, Charles J. Winter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of WINTER ADVISORS, INC., as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

CEO

(Title)

STATE OF CALIFORNIA)
) ss.
Santa Clara
COUNTY OF)

On this 27th day of February in the year 2010, before me, K. L. Dubal a Notary Public, State of California, duly commissioned and sworn, personally appeared Charles J Winter, ~~personally known to~~ me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument, and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Notary Public, State of California

My commission expires 5/31/2010

(Seal)

K. L. DUBAL
Commission # 1663822
Notary Public - California
Santa Clara County
My Comm. Expires May 31, 2010

This report ** contains (check applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations.
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3k(2)(ii).
- ☑ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3k(2)(i).
- ☑ (j) A Reconciliation including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3k(2)(ii).
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Certified Public Accountants' Supplementary Report on Internal Control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).*

ROBERT R. REDWITZ & CO.
An Accounting and Consulting Corporation

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder
of Winter Advisors, Inc.

We have audited the accompanying statements of financial condition of Winter Advisors, Inc. as of December 31, 2009 and 2008, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Winter Advisors, Inc. as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert R. Redwitz & Co.

ROBERT R. REDWITZ & CO.
An Accounting and Consulting Corporation

San Jose, California
February 23, 2010

5520 Trabuco Road
Irvine, California 92620
(949) 753-1514 • (800) 576-1514
(949) 753-1535 fax

1 Almaden Boulevard, Suite 950
San Jose, California 95113
(408) 377-3441 • (877) 726-3441
(408) 377-5834 fax

9404 Genesee Avenue, Suite 220
La Jolla, California 92037
(858) 455-9000 • (800) 576-1514
(858) 455-8279 fax

Winter Advisors, Inc.

Statements of Financial Condition

December 31, 2009 and 2008

	2009	2008
ASSETS		
Current assets		
Cash	$ 13,446	$ 13,776
Accounts receivable	3,000	20,000
Prepaid expenses	135	1,204
Loan to shareholder	6,135	4,855
Total current assets	22,716	39,835
Total assets	$ 22,716	$ 39,835
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current liabilities		
Accounts payable	$ 629	$ 3,633
Total current liabilities	629	3,633
Shareholder's equity		
Common stock, $0.001 par value, 1,000 shares authorized, issued and outstanding	1	1
Additional paid-in capital	66,274	47,274
Accumulated deficit	(44,188)	(11,073)
Total shareholder's equity	22,087	36,202
Total liabilities and shareholder's equity	$ 22,716	$ 39,835

See Accompanying Notes

Winter Advisors, Inc.

Statements of Operations

For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenues		
Private placement income	$ 6,640	$ 70,919
Consulting income	36,000	20,000
Total revenues	42,640	90,919
Expenses		
Consulting	6,306	6,100
Regulatory fees and expenses	435	545
Other expenses	66,230	21,705
Total expenses	72,971	28,350
Operating income (loss)	(30,331)	62,569
Other income	16	278
Income (loss) before provision for income taxes	(30,315)	62,847
Provision for income taxes	800	800
Net income (loss)	$ (31,115)	$ 62,047

See Accompanying Notes

Winter Advisors, Inc.

Statements of Changes in Shareholder's Equity
For Years Ended December 31, 2009 and 2008

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Shareholder's equity at December 31, 2007	$ 1	$ 34,274	$ (19,749)	$ 14,526
Additional paid-in capital contributions	-	13,000	-	13,000
Distributions to shareholder	-	-	(53,371)	(53,371)
Net income	-	-	62,047	62,047
Shareholder's equity at December 31, 2008	1	47,274	(11,073)	36,202
Additional paid-in capital contributions	-	19,000	-	19,000
Distributions to shareholder	-	-	(2,000)	(2,000)
Net loss	-	-	(31,115)	(31,115)
Shareholder's equity at December 31, 2009	$ 1	$ 66,274	$ (44,188)	$ 22,087

See Accompanying Notes

Winter Advisors, Inc.

Statements of Cash Flows

For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net income (loss)	$ (31,115)	$ 62,047
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Accounts receivable	17,000	(20,000)
Prepaid expenses	1,069	(6)
Increase (decrease) in operating liabilities		
Accounts payable	(3,004)	2,632
Net cash provided (used) by operating activities	(16,050)	44,673
Cash flows from investing activities:		
Loans to shareholders	(1,280)	(1,695)
Net cash used by investing activities	(1,280)	(1,695)
Cash flows from financing activities:		
Shareholder contribution of additional paid-in capital	19,000	13,000
Distributions to shareholder	(2,000)	(53,371)
Net cash provided (used) by financing activities	17,000	(40,371)
Net change in cash	(330)	2,607
Beginning cash	13,776	11,169
Ending cash	$ 13,446	$ 13,776
Supplemental information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ 800	$ 800

See Accompanying Notes

Note 1 – Summary of significant accounting policies

This summary of significant accounting policies of Winter Advisors, Inc., (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Business activity

The Company was formed as a California corporation on July 26, 2006 and is registered with the Financial Industry Regulatory Authority as a Broker-Dealer effective August 31, 2007 to provide private placement of securities and merger and acquisition advisory services. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Fees for advisory services are recorded when earned.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Accounts receivable

Accounts receivable are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for accounts receivable. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2009 management believes all receivables are collectible and therefore, no allowance has been recorded.

Fair value measurements

Effective January 1, 2008, the Company adopted FASB Accounting Standards Codification 820, Fair Value Measurements and Disclosures (formerly referenced as SFAS No. 157, *Fair Value Measurements*), which provides a framework for measuring fair value. The Fair Value Measurements and Disclosure Topic defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal, or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

The Fair Value measurements and Disclosure Topic establishes a fair value hierarchy, which prioritizes the valuation inputs into three broad levels. These three general valuation techniques that may be used to measure fair value are as follows: Market approach (Level 1) – which uses prices and other relevant information generated by market transactions involving identical or comparable

Note 1 – Summary of significant accounting policies (continued)

assets or liabilities. Prices may be indicated by pricing guides, sale transactions, market trades, or other sources. Cost approach (Level 2) – which is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost); and the Income approach (Level 3) – which uses valuation techniques to convert future amounts to a single present amount based on current market expectations about the future amounts (including present value techniques, and option-pricing models). Net present value is an income approach where a stream of expected cash flows is discounted at an appropriate market interest rate.

Income taxes

The Company has elected to be taxed under the Sub Chapter S provisions of the Internal Revenue Code effective July 28, 2006. As a result of the election, income before tax of the Company is currently taxable to the shareholder and no federal income tax is provided in the accompanying financial statements. California Franchise Tax is provided at the greater of the minimum California Franchise Tax or 1.5% of taxable income.

During 2009, the Company adopted FASB Accounting Standards Codification 740, Income Taxes (formerly referenced as FASB Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*), which changed the framework for accounting for uncertainty in income taxes. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from these estimates.

Subsequent events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for a disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through February 23, 2010, which is the date the financial statements were available to be issued.

Note 2 – Net capital requirements

The Company, as a registered broker-dealer, is required under the provision of Securities Exchange Act of 1934 (the Act) Rule 15c3-1 to maintain the greater of a minimum net capital of at least $5,000 or one-fifteenth of the aggregate indebtedness as defined under the Act. At December 31, 2009, the Company's net capital was $12,695 and the Company's aggregate indebtedness was $628, or 5% of capital.

Note 3 – Related party transactions

As of December 31, 2009, there was a loan receivable due from an officer and the sole shareholder of the Company. The unsecured loan is non-interest bearing and due upon demand. As of December 31, 2009, the balance was $6,135.

Note 4 – Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. The credit risk for accounts receivable is concentrated because the entire balance due as of December 31, 2009 is from one client, although management believes the entire amount will be collected and therefore, no valuation allowance has been recorded.

Note 5 – Income taxes

The Company has a loss carryforward for state tax purposes in the amount of $13,315 that may be offset against future California taxable income. If not used, the carryforward will expire in 2029.

SUPPLEMENTARY INFORMATION

Winter Advisors, Inc.

Schedule I - Computation of Net Capital and Aggregate Indebtedness
December 31, 2009

Total ownership equity from statement of financial condition	$	22,087
Total non-allowable assets		(9,270)
Net capital before haircuts on securities positions		12,817
Haircuts on money market account		(122)
Net capital	$	12,695
Minimum net capital required (based on aggregate indebtedness)	$	126
Minimum net capital requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	7,695
Excess net capital at 1000%	$	12,632
Total aggregate indebtedness	$	629
Percentage of aggregate indebtedness to net capital		5%

Note: There are no material differences between the above computation of net capital and the corresponding compuation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2009.

Winter Advisors, Inc.

Schedule II - Exemptive Provision Under Rule 15c3-3k(2)(i)

December 31, 2009

Winter Advisors, Inc. has an exemption from the Computation for the Determination of Reserve Requirements Pursuant to Rule 15c3-3 and an exemption from Information Relating to the Possesion or Control Requirements under Rule 15c3-3 due to SEC Rule 15c3-3k(2)(i) because the Company does not hold customer funds or safe keep customer securities.

Winter Advisors, Inc.

Certified Public Accountants' Supplementary Report

On Internal Control

ROBERT R. REDWITZ & CO.
An Accounting and Consulting Corporation

CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Board of Directors and Shareholder
Winter Advisors, Inc.
Los Altos, California

In planning and performing our audit of the financial statements and supplementary information of Winter Advisors, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Winter Advisors, Inc., to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that alternatively greater reliance must be placed on surveillance by management.

5520 Trabuco Road
Irvine, California 92620
(949) 753-1514 • (800) 576-1514
(949) 753-1535 fax

1 Almaden Boulevard, Suite 950
San Jose, California 95113
(408) 377-3441 • (877) 726-3441
(408) 377-5834 fax

9404 Genesee Avenue, Suite 220
La Jolla, California 92037
(858) 455-9000 • (800) 576-1514
(858) 455-8279 fax

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert R. Redwitz & Co.

Robert R. Redwitz & Co.
An Accounting and Consulting Corporation

San Jose, California
February 23, 2010

Winter Advisors, Inc.

FINANCIAL STATEMENTS

DECEMBER 31, 2009

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